                                  EXHIBIT 8.1.
                                  ------------

                                LETTER OF INTENT

May 10, 2005



Mr. Randy Barker
Mr. Robert Wardell
FINANCIAL SERVICES INTERNATIONAL, INC.
50 E. River Center Blvd., Suite 300
Covington, KY 41011


RE:  FSI - MORGAN BEAUMONT LETTER OF INTENT
     --------------------------------------

Dear Randy:

This letter of intent outlines the basic terms and conditions under which Morgan Beaumont, Inc., its assigns or nominees ("Purchaser"), is prepared to acquire all of the issued and outstanding common stock (the "FSI Stock") of Financial Services International, a Delaware corporation ("FSI") from those shareholders listed on the attached Exhibit "A" (the "FSI Shareholders") and to commence negotiations on a mutually acceptable Stock Purchase Agreement (the "Agreement").

This Letter is intended by the parties to constitute a binding agreement with respect to the matters expressly set forth herein, subject to the provisions of the paragraphs below outlining the conditions precedent to the parties' commitments to execute and deliver the Agreement.

The parties agree to use their best efforts to negotiate, execute and deliver the Agreement (as defined below) as promptly as possible, and to expend the time, effort and capital reasonably necessary to accomplish what is contemplated in this Letter of Intent on or before the Closing Date (as defined below). Each party shall bear its own legal, accounting and consulting costs in connection with the transaction contemplated by this Letter of Intent.

The parties agree that the basic terms of their transaction and their agreements respecting the negotiation and execution of a final agreement (the "Agreement") are as follows:

1. PURCHASE PRICE In consideration for the FSI Stock, Purchaser shall pay to the FSI Shareholders the following consideration:

         (A) Ninety Thousand Dollars ($90,000) cash to be paid as follows: (i) $10,000 good faith deposit concurrent with the execution of this Letter of Intent, (ii) concurrent with the Closing, $10,000 per month for the following eight (8) months (the "Cash Consideration").

         (B) Six Hundred Thousand (600,000) shares of Purchaser's restricted common stock (the "Stock Consideration").

         (C) Purchaser and the FSI Shareholders agree to work in good faith toward the execution of a mutually acceptable agreement as soon as feasible, but in no event later than 90 days from the execution of this Letter of Intent.

2.       PURCHASE AND SALE OF FSI PRODUCTS

         (A) During the term of this Letter of Intent, Purchaser shall purchase FSI products from FSI at the cost paid by FSI, inclusive of all rebates, discounts and credits received by FSI, and supply the products to FSI customers to fulfill certain FSI contracts.

         (B) In consideration for the services rendered by Purchaser, Purchaser and the FSI Shareholders agree that the profits received from the sale of FSI products by Purchaser prior to the Closing shall be split equally between Purchaser and FSI. This will provide FSI with operating capital to fund its payroll and operations prior to the Closing.

3.       ADVANCEMENT OF FUNDS TO SATISFY CERTAIN FSI PAYABLES

         (A) During the term of this Letter of Intent, Purchaser may advance defined funds (the "Funds") to or for the benefit of FSI to pay for certain specific FSI payables, which Purchaser deems essential to maintain the operations of FSI's business.

         (B) In consideration for the advancement by Purchaser to FSI, FSI shall pledge its current receivables and future profits to Purchaser as security for the advances made and loaned to FSI by Purchaser.

4.       EMPLOYMENT CONTRACTS

         (A) Concurrent with and subject to the Closing of this transaction, Purchaser contemplates offering Randy Barker (currently FSI's Chief Executive Officer) ("Barker") and Robert Wardell (currently FSI's Chief Operating Officer) ("Wardell) employment contracts, each as Vice Presidents in charge of FSI's operations.

         (B) In consideration for the services rendered by Barker and Wardell, each of them shall remain FSI employees until close and then shall become Morgan Beaumont employees and shall be paid an annual of salary of Ninety-Five Thousand Dollars ($95,000).

         (C) As FSI employees, Barker and Wardell shall each receive all benefits offered by Purchaser to all employees. The benefits shall include but not be limited to health, dental and vision insurance, and vacation time.

         (D) Barker and Wardell shall collectively be entitled to a bonus to be calculated as follows: Twelve percent (12%) of gross profit collected from the FSI contracts in place at the date of Closing. Said bonus shall be calculated for the period from the date of

               Closing to the one (1) year anniversary of such Closing and shall be paid in cash within ten (10) business days after said one (1) year anniversary. Example, if $200,000 is collected in gross profit from sales under current FSI contracts, the total bonus earned by Barker and Wardell would be $24,000.

5.       PRE-CLOSING ACTIVITIES

         The FSI Shareholders agree that prior to Closing, they will conduct FSI's operations in the normal course of business and will not engage in any unusual financial transactions without Purchaser's knowledge and consent.

6.       DUE DILIGENCE

         (A) Within 10 business days after execution of this letter of intent, the FSI Shareholders shall provide Purchaser with copies of material documents, including the following, to the extent in FSI's or their possession: a description and any documentation that further describes all of FSI's assets and liabilities, contracts and customer/vendor agreements, employees, any real and/or personal property, bank accounts, and intellectual property (e.g., trade names, service marks, patents, etc.) (all collectively, "Due Diligence Materials"). The FSI Shareholders shall also provide to Purchaser, within 5 days of Purchaser's request, such additional documents, information and responses, and such access to FSI's books, records and facilities as Purchaser may request.

         (B) Until the definitive Agreement is executed (i.e, the Closing occurs), the FSI Shareholders will provide Purchaser, Purchaser's representatives, and third parties with reasonable access to the Due Diligence Materials.

7.       CLOSING

         (A) Consummation of the proposed transaction ("Closing") will take place within ninety (90) days after the execution of the Letter of Intent (the "Closing Date") or upon such later date as agreed to by the FSI Shareholders and Purchaser.

         (B) The Closing shall occur at Purchaser's office located at 6015 31st Street East, Bradenton, Florida, or at such other location as is mutually agreed upon by Purchaser and the FSI Shareholders.

8.       NON-COMPETE

         Purchaser and the FSI Shareholders shall agree to reasonable non-competition language to be determined prior to Closing.

9.       CONFIDENTIALITY

         The parties will maintain the confidentiality of the terms of the transaction and the contents of this letter and transaction documents, except that Purchaser may disclose material terms which are necessary or required to be disclosed in connection with its due diligence investigations and by applicable law and rules of any exchange applicable to Purchaser or its affiliates.

10.      LEGAL EFFECT

         (A) Purchaser and the FSI Shareholders each acknowledge that a transaction of this type involves terms and conditions which have not yet been agreed upon and that this letter is in no way intended to be a complete or definitive statement of all the terms and conditions of the proposed transaction, but contemplates and is subject to the negotiation and execution of a definitive Purchase Agreement.

         (B) The FSI Shareholders and Purchaser agree to negotiate in good faith with each other to reach agreement on the final language of the definitive Purchase Agreement.

11.      NO TRADING

         The FSI Shareholders each acknowledge that Purchaser is a publicly traded entity and that the disclosure of this Agreement or the terms contemplated herein could affect the price of Purchaser's shares and that they have material inside information that must be maintained as confidential information. The FSI Shareholders shall not purchase or sell any shares of Purchaser until Purchaser has announced the completion or termination of the definitive purchase of the FSI Stock by Purchaser.

12.      CONTINGENCIES

         Purchaser's obligations under this Agreement are contingent upon and subject to the FSI Shareholders' compliance with the terms of this Agreement and Purchaser's satisfaction, in its sole and absolute discretion, with the results of its due diligence and analysis of FSI and its business.

13.      COOPERATION WITH AUDIT

         FSI and the FSI Shareholders acknowledge that it will be necessary to audit the books and records and at least the past two years of FSI's operations, which audit will need to be completed within 60 days following the Closing. FSI and the FSI Shareholders shall cooperate, assist and take all steps necessary to facilitate an audit of FSI's books and records, which process may begin, at Purchaser's election, any time after the execution of this Letter. Purchaser shall bear the cost of the accounting firm conducting the audit.

         Purchaser will prepare a draft Agreement for review by the FSI Shareholders and their counsel immediately after mutual agreement of this Letter of Intent.

         If the foregoing is acceptable, please execute a copy of this letter acknowledging your acceptance and return it to us by facsimile transmission no later than May 10, 2005.

Sincerely,




Clifford H. Wildes
Chief Executive Officer

ACKNOWLEDGED & AGREED TO AS OF
THIS 10TH DAY OF MAY, 2005 BY

FSI SHAREHOLDERS:



--------------------------------------------------
         RANDY BARKER, an individual




--------------------------------------------------
         ROBERT WARDELL, an individual


FINANCIAL SERVICES INTERNATIONAL, a
Delaware corporation



By:
       -------------------------------------------
Its:   President and CEO



By:
       -------------------------------------------
Its:   Vice President and Secretary

                                    EXHIBIT A
                                    ---------

                                FSI SHAREHOLDERS
                                ----------------


SHAREHOLDER                        NO. OF SHARES           % OWNERSHIP
-----------                        -------------           -----------

Randy Barker                       600,000                    ~55%

Robert Wardell                     500,000                    ~45%